Exhibit 99.1

CyberArk Announces Record Fourth Quarter and Full Year 2020 Results
Record fourth quarter total revenue of $145 million
Record full year total revenue of $464 million
Annual Recurring Revenue (ARR) of $274 million grew 43% year-over-year

Newton, Mass. and Petach Tikva, Israel – February 11, 2021 – CyberArk, (NASDAQ: CYBR), the global leader in identity security, today announced record financial results for the fourth quarter and year ended December 31, 2020.

“Our record fourth quarter results demonstrate the strength of demand across our identity security platform that has a foundation in Privileged Access Management (PAM),” said Udi Mokady, CyberArk Chairman and CEO. “Digital transformation, cloud migration and work from anywhere are creating a heightened sense of urgency to implement our solutions across DevSecOps, PAM and Access.  As organizations embrace the flexibility and agility of cloud and automation, we are empowering customers to confidently and securely drive their mission critical strategies forward.”

Continued Mokady, “Our fourth quarter results, including another record for SaaS and subscription bookings, put us in a great position as we begin actively transitioning our business to a recurring revenue model in the first quarter of 2021, shifting our sales from perpetual licenses to recurring subscriptions.  As we look ahead, we continue to see strong industry tailwinds, including increasing awareness of privileged access as a primary attack vector. We are the clear market leader in PAM and have set the standard for innovation with our differentiated identity security portfolio. We are confident that our identity security strategy and our comprehensive subscription transformation program will deliver long-term growth and profitability, creating significant value for CyberArk, our customers, partners and shareholders.”

Financial Highlights for the Fourth Quarter Ended December 31, 2020

Revenue:

•	Total revenue was $144.5 million.
•	License revenue was $80.8 million.
•	Maintenance and Professional Services revenue was $63.7 million.

Operating Income:

•	GAAP operating income was $18.8 million, and non-GAAP operating income was $39.9 million.

Net Income:

•	GAAP net income was $12.1 million, or $0.30 per diluted share, and non-GAAP net income was $32.6 million, or $0.82 per diluted share.

Financial Highlights for the Full Year Ended December 31, 2020

Revenue:

•	Total revenue was $464.4 million.
•	License revenue was $226.1 million.
•	Maintenance and Professional Services revenue was $238.3 million.

Operating Income:

•	GAAP operating income was $6.0 million, and non-GAAP operating income was $91.4 million.

Net Income (Loss):

•	GAAP net loss was $(5.8) million, or $(0.15) per basic and diluted share, and non-GAAP net income was $81.1 million, or $2.05 per diluted share.

The tables at the end of this press release include a reconciliation of the following non-GAAP financial measures to their most directly comparable GAAP financial measures: non-GAAP gross profit, non-GAAP operating income, non-GAAP net income and free cash flow. An explanation of these measures is also included below under the heading “Non-GAAP Financial Measures.”

Balance Sheet and Cash Flow From Operations:

•
As of December 31, 2020, CyberArk had $1.2 billion in cash, cash equivalents, marketable securities and short-term deposits. This compares to $1.1 billion in cash, cash equivalents, marketable securities and short-term deposits as of December 31, 2019.

•	As of December 31, 2020, total deferred revenue was $242.5 million, a 27% increase from $190.4 million at December 31, 2019.

•	During 2020, the Company generated $106.8 million in net cash provided by operating activities compared to $141.7 million in 2019.

Annual Recurring Revenue (ARR):

•	Annual Recurring Revenue (ARR) was $274 million, an increase of 43% from $192 million at December 31, 2019.

Business Outlook
Based on information available as of February 11, 2021, CyberArk is issuing guidance for the first quarter and full year 2021 as indicated below.

First Quarter 2021:

•	Total revenue is expected to be in the range of $106.0 million to $112.0 million.
•	Non-GAAP operating income (loss) is expected to be in the range of an operating loss of $(2.5) million to operating income of $2.5 million.
•	Non-GAAP net income (loss) per share is expected to be in the range of a net loss of $(0.03) per basic and diluted share to net income of $0.07 per diluted share.
o	Assumes 39.2 million weighted average basic and diluted shares and 40.7 million weighted average diluted shares.

Full Year 2021:

•	Total revenue is expected to be in the range of $484.0 million to $496.0 million.
•	Non-GAAP operating income is expected to be in the range of $20.0 million to $30.0 million.
•	Non-GAAP net income per share is expected to be in the range of $0.45 to $0.64 per diluted share.
o	Assumes 40.8 million weighted average diluted shares.

Conference Call Information

In conjunction with this announcement, CyberArk will host a conference call today, February 11, 2021, at 8:30 a.m. Eastern Time (ET) to discuss the company’s fourth quarter and year end financial results and its business outlook. To access this call, dial +1 (833) 968-2251 (U.S.) or +1 (778) 560-2670 (international).  The conference ID is 6893829. Additionally, a live webcast of the conference call will be available via the “Investor Relations” section of the company’s website at www.cyberark.com.

Following the conference call, a replay will be available for one week at +1 (800) 585-8367 (U.S.) or (416) 621-4642 (international). The replay pass code is 6893829. An archived webcast of the conference call will also be available in the “Investor Relations” section of the company’s website at www.cyberark.com.

About CyberArk

CyberArk (NASDAQ: CYBR) is the global leader in Identity Security. Centered on privileged access management, CyberArk provides the most comprehensive security offering for any identity – human or machine – across business applications, distributed workforces, hybrid cloud workloads, and throughout the DevOps lifecycle.  The world’s leading organizations trust CyberArk to help secure their most critical assets.  To learn more about CyberArk, visit www.cyberark.com.

Copyright © 2021 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

# # #

Key Performance Indicators and Non-GAAP Financial Measures

Annual Recurring Revenue (ARR)
•
Annual Recurring Revenue (ARR) is defined as the annualized value of active SaaS, subscription or term-based license and maintenance contracts related to perpetual licenses in effect at the end of the reported period.

Non-GAAP Financial Measures

CyberArk believes that the use of non-GAAP gross profit, non-GAAP operating income, non-GAAP net income and free cash flow is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to gross profit, operating income, net income (loss) or net cash provided by operating activities or any other performance measures derived in accordance with GAAP.

•	Non-GAAP gross profit is calculated as GAAP gross profit excluding share-based compensation expense, acquisition related expenses and amortization of intangible assets related to acquisitions.

•
Non-GAAP operating income is calculated as GAAP operating income excluding share-based compensation expense, acquisition related expenses, facility exit and transition costs and amortization of intangible assets related to acquisitions.

•
Non-GAAP net income is calculated as GAAP net income (loss) excluding share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, facility exit and transition costs, amortization of debt discount and issuance costs, intra-entity IP transfer tax effect, net and the tax effect of non-GAAP adjustments.

•	Free cash flow is calculated as net cash provided by operating activities less purchase of property and equipment.

The Company believes that providing non-GAAP financial measures that are adjusted by, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, facility exit and transition costs, non-cash interest expense related to the amortization of debt discount and issuance costs, intra-entity IP transfer tax effect, net the tax effect of the non-GAAP adjustments and purchase of property and equipment allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. Share based compensation expense has varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expense. The Company believes that expenses related to its acquisitions, amortization of intangible assets related to acquisitions, facility exit and transition costs, intra-entity IP transfer tax effect, net and non-cash interest expense related to the amortization of debt discount and issuance costs do not reflect the performance of its core business and impact period-to-period comparability.  The Company believes free cash flow is a liquidity measure that, after the purchase of property and equipment, provides useful information about the amount of cash generated by the business.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Guidance for non-GAAP financial measures excludes, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, facility exit and transition costs, non-cash interest expense related to the amortization of debt discount and issuance costs, intra-entity IP transfer tax effect, net and the tax effect of the non-GAAP adjustments. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense, amortization of intangible assets related to acquisitions, and the non-recurring expenses that are excluded from the guidance. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response, on global and regional economies and economic activity and the resulting impact on the demand for the Company’s solutions and on its expected revenue growth rates and costs; the Company’s ability to adjust its operations in response to impacts from the COVID-19 pandemic; difficulties predicting future financial results, including due to impacts from the COVID-19 pandemic; the Company’s plan to begin actively transitioning its business to a recurring revenue model in 2021; changes to the drivers of the Company’s growth; the Company’s ability to sell into existing and new industry verticals; the Company’s sales cycles and multiple licensing models may cause results to fluctuate; the Company’s ability to sell into existing customers; potential changes in the Company’s operating and net profit margins and the Company’s revenue growth rate; the Company’s ability to successfully find, complete, fully integrate and achieve the expected benefits of future acquisitions, including the Company’s ability to integrate and achieve the expected benefits of Idaptive; real or perceived shortcomings, defects or vulnerabilities in the Company’s solutions or internal network systems; the Company’s ability to hire qualified personnel; the Company’s ability to expand its channel partnerships across existing and new geographies; the Company’s ability to further diversify its product deployments and licensing options; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:
Erica Smith
CyberArk
617-558-2132
ir@cyberark.com

Media Contact:
Liz Campbell
CyberArk
617-558-2191
press@cyberark.com

CYBERARK SOFTWARE LTD.
Consolidated Statements of Operations
U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2019	2020	2019	2020

Revenues:
License	$76,526	$80,821	$237,879	$226,113
Maintenance and professional services	53,138	63,698	196,016	238,318

Total revenues	129,664	144,519	433,895	464,431

Cost of revenues:
License	2,801	5,845	10,569	19,341
Maintenance and professional services	14,048	16,863	52,046	63,230

Total cost of revenues	16,849	22,708	62,615	82,571

Gross profit	112,815	121,811	371,280	381,860

Operating expenses:
Research and development	20,930	26,659	72,520	95,426
Sales and marketing	52,939	61,038	184,168	219,999
General and administrative	16,005	15,325	52,308	60,429

Total operating expenses	89,874	103,022	308,996	375,854

Operating income	22,941	18,789	62,284	6,006

Financial income (expenses), net	2,394	(2,733)	7,800	(6,395)

Income (loss) before taxes on income	25,335	16,056	70,084	(389)

Taxes on income	(4,599)	(4,002)	(7,020)	(5,369)

Net income (loss)	$20,736	$12,054	$63,064	$(5,758)

Basic net income (loss) per ordinary share	$0.55	$0.31	$1.68	$(0.15)
Diluted net income (loss) per ordinary share	$0.53	$0.30	$1.62	$(0.15)

Shares used in computing net income (loss)
per ordinary shares, basic	37,957,899	38,913,923	37,586,387	38,628,770
Shares used in computing net income (loss)
per ordinary shares, diluted	39,148,849	39,938,780	38,890,108	38,628,770

Share-based Compensation Expense:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2019	2020	2019	2020

Cost of revenues	$1,802	$2,409	$5,690	$8,734
Research and development	3,347	4,085	10,960	14,691
Sales and marketing	6,464	6,996	20,976	28,220
General and administrative	6,418	4,984	17,891	20,204

Total share-based compensation expense	$18,031	$18,474	$55,517	$71,849

CYBERARK SOFTWARE LTD.
Consolidated Balance Sheets
U.S. dollars in thousands
(Unaudited)

	December 31,	December 31,
	2019	2020

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$792,363	$499,992
Short-term bank deposits	140,067	256,143
Marketable securities	132,412	196,856
Trade receivables	72,953	93,128
Prepaid expenses and other current assets	8,406	15,312

Total current assets	1,146,201	1,061,431

LONG-TERM ASSETS:
Marketable securities	54,408	202,190
Property and equipment, net	16,472	18,537
Intangible assets, net	9,143	23,676
Goodwill	82,400	123,717
Other long-term assets	72,091	99,992
Deferred tax asset	24,451	32,809

Total long-term assets	258,965	500,921

TOTAL ASSETS	$1,405,166	$1,562,352

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$5,675	$8,250
Employees and payroll accruals	41,345	52,169
Accrued expenses and other current liabilities	27,132	24,915
Deferred revenues	118,519	161,679

Total current liabilities	192,671	247,013

LONG-TERM LIABILITIES:
Convertible senior notes, net	485,119	502,302
Deferred revenues	71,836	80,829
Other long-term liabilities	31,408	24,920

Total long-term liabilities	588,363	608,051

TOTAL LIABILITIES	781,034	855,064

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	99	101
Additional paid-in capital	396,437	481,992
Accumulated other comprehensive income	818	4,175
Retained earnings	226,778	221,020

Total shareholders' equity	624,132	707,288

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,405,166	$1,562,352

CYBERARK SOFTWARE LTD.
Consolidated Statements of Cash Flows
U.S. dollars in thousands
(Unaudited)

	Twelve Months Ended
	December 31,
	2019	2020

Cash flows from operating activities:
Net income (loss)	$63,064	$(5,758)
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	10,646	15,475
Amortization of premium and accretion of discount on marketable securities, net	(47)	3,068
Share-based compensation	55,517	71,849
Deferred income taxes, net	(6,974)	(1,988)
Increase in trade receivables	(24,522)	(17,315)
Amortization of debt discount and issuance costs	1,966	17,183
Increase in prepaid expenses and other current and long-term assets	(14,321)	(20,487)
Increase in trade payables	1,571	558
Increase in short-term and long-term deferred revenues	40,821	45,397
Increase in employees and payroll accruals	7,337	7,846
Increase (decrease) in accrued expenses and other current and long-term liabilities	6,652	(9,059)

Net cash provided by operating activities	141,710	106,769

Cash flows from investing activities:
Investment in short and long term deposits	(33,961)	(123,054)
Investment in marketable securities	(165,714)	(403,279)
Proceeds from maturities of marketable securities	63,489	189,723
Purchase of property and equipment	(7,036)	(7,174)
Payments for business acquisitions, net of cash acquired	-	(68,603)

Net cash used in investing activities	(143,222)	(412,387)

Cash flows from financing activities:
Proceeds from withholding tax related to employee stock plans	1,155	1,069
Proceeds from the issuance of convertible senior notes, net of issuance costs	560,107	-
Purchase of capped calls	(53,648)	-
Proceeds from exercise of stock options	24,428	12,180

Net cash provided by financing activities	532,042	13,249

Increase (decrease) in cash, cash equivalents and restricted cash	530,530	(292,369)

Cash, cash equivalents and restricted cash at the beginning of the period	261,883	792,413

Cash, cash equivalents and restricted cash at the end of the period	$792,413	$500,044

CYBERARK SOFTWARE LTD.
Reconciliation of GAAP Measures to Non-GAAP Measures
U.S. dollars in thousands (except per share data)
(Unaudited)

 Reconciliation of Net cash provided by operating activities to Free cash flow:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2019	2020	2019	2020

Net cash provided by operating activities	$53,113	$38,948	$141,710	$106,769
Less:
Purchase of property and equipment	(1,647)	(2,237)	(7,036)	(7,174)

Free cash flow	$51,466	$36,711	$134,674	$99,595

GAAP net cash used in investing activities	$(119,768)	$(52,121)	$(143,222)	$(412,387)
GAAP net cash provided by financing activities	$511,985	$6,084	$532,042	$13,249

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2019	2020	2019	2020

Gross profit	$112,815	$121,811	$371,280	$381,860
Plus:
Share-based compensation - License, Maintenance & professional services	1,802	2,409	5,690	8,734
Amortization of intangible assets - License	968	2,415	5,029	8,244
Acquisition related expenses	-	-	-	447

Non-GAAP gross profit	$115,585	$126,635	$381,999	$399,285

Reconciliation of Operating Income to Non-GAAP Operating Income:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2019	2020	2019	2020

Operating income	$22,941	$18,789	$62,284	$6,006
Plus:
Share-based compensation	18,031	18,474	55,517	71,849
Amortization of intangible assets - Cost of revenues	968	2,415	5,029	8,244
Amortization of intangible assets - Sales and marketing	144	205	576	683
Acquisition related expenses	-	-	-	4,526
Facility exit and transitions costs	-	-	-	140

Non-GAAP operating income	$42,084	$39,883	$123,406	$91,448

Reconciliation of Net Income (Loss) to Non-GAAP Net Income:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2019	2020	2019	2020

Net income (loss)	$20,736	$12,054	$63,064	$(5,758)
Plus:
Share-based compensation	18,031	18,474	55,517	71,849
Amortization of intangible assets - Cost of revenues	968	2,415	5,029	8,244
Amortization of intangible assets - Sales and marketing	144	205	576	683
Acquisition related expenses	-	-	-	4,526
Facility exit and transitions costs	-	-	-	140
Amortization of debt discount and issuance costs	1,966	4,352	1,966	17,183
Taxes on income related to non-GAAP adjustments	(4,014)	(4,851)	(18,251)	(20,807)
Intra-entity IP transfer tax effect, net	-	-	-	5,036

Non-GAAP net income	$37,831	$32,649	$107,901	$81,096

Non-GAAP net income per share
Basic	$1.00	$0.84	$2.87	$2.10
Diluted	$0.97	$0.82	$2.77	$2.05

Weighted average number of shares
Basic	37,957,899	38,913,923	37,586,387	38,628,770
Diluted	39,148,849	39,938,780	38,890,108	39,553,203